

April 20, 2010

By U.S. mail and facsimile to (507) 494-7711

Mr. Daniel L. Florness, Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978

> **RE:** **Fastenal Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 9, 2010**
>
> **File No. 0-16125**

Dear Mr. Florness:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 3. Legal Proceedings, page 15

1. We note the $10 million cash payment during the fourth quarter 2009 pursuant to the settlement of a class action lawsuit. Please tell us where this amount is reflected in your statement of cash flows.

2. We note the letter dated January 26, 2010 from a fastener supplier. You disclose that based on your preliminary inquiry, you believe it is remote that this claim

would have a material adverse impact on your financial position, cash flow, or results of operations, and that you believe disclosure is prudent due to the alleged amount of the claim and the threat to make these allegations public. It appears you believe that it is remote that a liability would be incurred related to this claim/matter. If so, please revise future filings to clarify this belief. If not, please revise future filings to provide the information in ASC Topic 450-20-50-4.

3. Please revise future filings to disclose the alleged amount of the claim from the fastener supplier, or tell us why you believe the amount is not material information for investors.

Management's Discussion and Analysis, page 19

4. You disclose on page 24 that the gross profit margin decrease from 2008 to 2009 was driven by different factors, primarily inflation, competitive pressures, and rebate programs and volume incentives received from your suppliers. We note the second page of the president's letter to shareholders echoes these factors. In future filings, please quantify, to the extent material and practicable, the impact each factor you identify has on your gross profit margin. Refer to Item 303(a)(3)(i) of Regulation S-K.

Item 9A. Controls and Procedures, page 53

5. We note the disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief